Exhibit 99.1

Samsung Selects Spreadtrum’s Baseband Platform for

Samsung GALAXY Note

Spreadtrum Wins in TD-SCDMA Premium Smartphone Segment

SHANGHAI, CHINA – February 1, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that its TD-SCDMA baseband platform, the SC8803G, is equipped in the TD-SCDMA version of the Samsung GALAXY Note GT-I9228 for China Mobile subscribers, introduced in December, 2011. GALAXY Note is Samsung’s second smartphone powered by Spreadtrum basebands, following the Samsung GALAXY S II which started shipping in China in September, 2011. Samsung GALAXY Note is notable for its large 5.3” HD Super AMOLED touch screen with S-pen as an innovative input method in mobile phones.

Designed with 40nm CMOS silicon technology, the SC8803G delivers groundbreaking levels of performance and integration while delivering superior standby and talk times. Spreadtrum’s SC8803G enables TD-SCDMA, EDGE, GPRS and GSM operation and supports TD-HSDPA at 2.8Mbps and TD-HSUPA at 2.2Mbps. In combination with Spreadtrum’s RF transceiver, the SR3200LS, the SC8803G achieves a small modem footprint that can be coupled with third party application processors to drive high end smartphone performance.

“We are pleased to support Samsung in bringing the high performance products that have achieved global success to China 3G subscribers,” said Dr. Leo Li, Spreadtrum's president and CEO. “Samsung’s selection of our baseband platform for the Samsung GALAXY Note validates the leadership and product maturity that we have achieved in the growing TD-SCDMA market.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

About Samsung Electronics Co., Ltd.

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2010 consolidated sales of US$135.8 billion. Employing approximately 190,500 people in 206 offices across 68 countries, the company operates two separate organizations to coordinate its nine independent business units: Digital Media & Communications, comprising Visual Display, Mobile Communications, Telecommunication Systems, Digital Appliances, IT Solutions, and Digital Imaging; and Device Solutions, consisting of Memory, System LSI and LCD. Recognized for its industry-leading performance across a range of economic, environmental and social criteria, Samsung Electronics was named the world’s most sustainable technology company in the 2011 Dow Jones Sustainability Index. For more information, please visit www.samsung.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the bundled SC8803G and SR3200LS to drive high end smartphone performance, the ability of the Company to support Samsung in bringing the high performance products and the Company’s leadership and product maturity in the growing TD-SCDMA market. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of the SC8803G, market acceptance of the SC8803G, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; the state of and any change in the Company's relationship with Samsung; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148